FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2019

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 12, 2019, announcing that Gilat Awarded $10 Million for a Five-Year Project for 3G/4G Backhaul Services in Peru.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated November 12, 2019	By: /s/ Yael Shofar
Yael Shofar General Counsel

Gilat Awarded $10 Million for a Five-Year Project for 3G/4G
Backhaul Services in Peru

Gilat expects significant expansion over time to additional multiple millions of dollars in this region, as well as in other regions operated by Gilat

Petah Tikva, Israel, November 12, 2019 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today that Gilat was awarded a $10M five-year project for 3G/4G backhaul services in Peru. The infrastructure and network that Gilat recently started to operate is the basis for mobile coverage to be provided by a large mobile infrastructure operator for the rural areas. Gilat expects that the current contract will significantly expand over time to additional multiple millions of dollars in this region, as well as in other regions operated by Gilat.

Leveraging the infrastructure and network deployed by Gilat, will allow the mobile infrastructure operator to reach their goal of bringing 4G mobile internet to rural locations and thousands of Peruvians who are in remote areas. The Gilat solution allows to overcome the complex geography that limits the arrival of telecommunications and will support an important positive impact on local economies by enabling access to information and digital platforms.

“The recently approved network operation opened the door for operators to provide additional services such as exemplified with the current contract, the first example over the implemented network,” said Arieh Rohrstock, General Manager Gilat Peru and Corporate VP. “This contract is directly in-line with our strategy to grow with recurring revenues from services over the operational network and to make Peru a large profitable business for Gilat going forward.”

About Gilat
Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:

Gilat Satellite Networks
Doreet Oren, Director Corporate Communications
DoreetO@gilat.com

Comm-Partners LLC
June Filingeri, President
+1-203-972-0186
JuneFil@optonline.net